Perkins Coie LLP
Faith M. Wilson
PHONE:	206.359.3237
FAX:	206.359.4237
EMAIL:	fwilson@perkinscoie.com

July 27, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:        Poniard Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 0-16614

Ladies and Gentlemen:

On behalf of Poniard Pharmaceuticals, Inc., we are transmitting the Preliminary Proxy Statement on Schedule 14A, including annexes, which are being filed electronically via the EDGAR system.  We expect that the mailing of the definitive proxy statement will occur in mid-August 2006, after the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2006 has been filed with Commission.  The Form 10-Q, as well the Company’s Form 10-K for the year ended December 31, 2005, will be incorporated by reference into, and delivered to the Company’s shareholders with, the definitive proxy statement.  The Company will furnish the Commission a draft of the financial statements to be included in the Form 10-Q as soon as practicable after the financial statements have been prepared.

In the event there are any questions concerning the enclosed materials, please feel free to contact me at (206) 359-3237.

Sincerely,
Perkins Coie LLP
/s/ Faith M. Wilson
Faith M. Wilson

Enclosure

cc: Poniard Pharmaceuticals, Inc.